Kutak Rock LLP

The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103

office 402.346.6000

Mark A. Ellis

402.346.6000

mark.ellis@kutakrock.com

March 16, 2023

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Mr. Jason Weidberg

Re:	First National Master Note Trust
First National Funding LLC
Post-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to
Registration Statement on Form SF-3
Filed February 23, 2023
File Nos. 333-265694 and 333-265694-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission Post-Effective Amendment No. 2 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), which is marked to show changes from Post-Effective Amendment No. 1 to the Registration Statement that was filed with the Commission on February 23, 2023.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on Post-Effective Amendment No. 1 to Registration Statement that were contained in the Staff’s letter to Mr. Anthony Cerasoli, dated March 13, 2023. The responses are numbered to correspond with the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Post-Effective Amendment No. 1 to Registration Statement on Form SF-3

Annex I

Static Pool Data, page A-I-15

1.	We note your bracketed disclosure indicating the possibility that you will not provide static pool information because all of the accounts are now 60 or more months past the date on which they were originated. Please confirm that the decision to omit static pool disclosure from any prospectus will be made following a determination that such information would not be material to the particular offering. Please also revise your bracketed disclosure to indicate that you will disclose why static pool information is not material to the transaction. Refer to Item 1105(c) of Regulation AB.

Securities and Exchange Commission

March 16, 2023

Response:         On behalf of the Registrant we confirm that the decision to omit static pool disclosure from any prospectus will be made following a determination by the Registrant that such information would not be material to the particular offering. In response to this comment, we have revised the disclosure on page A-I-15 of Annex I to indicate that if static pool information is not included because the Registrant has determined that it is not material, the Registrant will disclose why static pool information is not material to the transaction.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com or Dale Dixon at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis
Mark A. Ellis